Mail Stop 7010

      November 17, 2005

Via U.S. mail and facsimile

Mr. Daniel Dror
President and Chief Executive Officer, American International
Industries, Inc.
601 Cien Street, Suite 235
Kemah, TX  77565-3077

	RE:	Form 10-KSB for the fiscal year ended December 31, 2004
Forms 10-QSB for the periods ended March 31, 2005, June 30, 2005, and
September 30, 2005
			File No. 0-25223

Dear Mr. Dror:

		We have reviewed your response to our comment letter dated
September 26, 2005 and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004

Real Estate Business

1. Please expand your disclosures to clarify the company`s real estate investment policy. To appropriately convey to readers the nature of your current business, please move the Real Estate Business discussion (in your Description of Business) from within your discussion of the operations of your wholly-owned and majority-owned subsidiaries. We believe the discussion of your real estate activities should be separately discussed after your discussion of the ongoing operations of your industrial/commercial segment related to you automotive after-market products and your oil and gas segment related to Delta Seaboard Well Services, Inc. In this regard, we believe you should revise your Note 17 - Segment Information to clarify that you only have two reportable segments.

Item 8A. Controls and Procedures

2. Given the fact that you restated your financial statements, please
tell us how you were able to conclude that disclosure controls and procedures are effective in accordance with Item 307 of Regulation S-
K in your Form 10-KSB/A#2 for the fiscal year ended December 31,
2004
and your Forms 10-QSB for the fiscal quarters ended March 31, 2005 and June 30, 2005.

Report of Independent Registered Public Accounting Firm

3. The report should be dual dated with regard to Note 19. Please also indicate on the report whether it has been signed by your auditors.

Balance Sheet

4. Given your real estate investment policy, you should refrain from using the term "inventory of real estate" in your balance sheet and throughout your filing as inventory suggests that buying and selling real estate is part of your principal business operations.

Statement of Cash Flows

5. We note that the inventory of real estate acquired for resale is included in cash flows for operating activities while the proceeds from the sale of real estate acquired for resale is included in cash flows from investment activities. Given your real estate investment policy, please reclassify the inventory of real estate acquired for resale of $(2,937,046) to cash flows from investing activity.

6. As previously requested, the note that you received upon the sale of real estate should be reflected as a non-cash transaction in the supplemental schedule of cash flow information.

Note 2 - Acquisitions and Divestitures

Har-Whit`s/Pitt`s & Spitt`s

7. We note your response to comment 10. Please clarify in Note 2, as you did in your response, that although there is a significant balloon payment on the notes receivable in 2007, you recognized a gain on the machinery and equipment and trademark due to the credit worthiness of the buyer. Please also clarify whether you assess the note receivable for impairment as of each reporting date.

Note 16 - Related Party Transactions

8. We note your response to comment 12, however it appears to be incomplete. In this regard, we repeat the comment below. In your response, please tell us where in the filing we can find the information we requested.

We note your response to our comment 9 of the letter dated July
14,
2005.  However, Note 14 appears to be the same as your prior Note
12
except in a different format. In this regard, please provide a note
(or expand Note 14) to summarize the transactions that resulted in charges in you accounts receivable and loans payable to your related party amounts and address the disclosure requirements of SFAS 57, paragraph 2. In other words, describe the transactions that resulted in the changes to the line items accounts receivable from related parties and short-term loans to related parties on your balance sheet.

FORMS 10-QSB FOR THE PERIODS ENDED MARCH 31, 2005, JUNE 30, 2005,
AND
SEPTEMBER 30, 2005

General

9. Please address the comments above in your interim filings as well.

*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      If you have any questions regarding these comments, please direct them to Marie Trimeloni, Staff Accountant, at (202) 551-
3734
or, in her absence, to Jeanne Baker, Assistant Chief Accountant at
(202) 551-3691.

							Sincerely,



							Rufus Decker
							Accounting Branch Chief
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Mr. Daniel Dror
November 17, 2005
Page 3 of 3




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE